                              [BIOVAIL LETTERHEAD]                  EXHIBIT "E"


                              FOR:            Biovail Corporation International
                              APPROVED BY:    Eugene Melnyk
                                              Chairman of the Board
                                              Bob Podruzny
                                              Chief Financial Officer
                                              (416) 285-6000
                              CONTACT:        Investor Relations: Donna Stein/
                                              Dan Durkin/Cindy Hintelmann
                                              Press: Stacy Berns
FOR IMMEDIATE RELEASE                         Morgen-Walke Associates
                                             (212) 850-5600

                       BIOVAIL FILES VERELAN GENERIC ANDA

             - REPRESENTS SECOND ANDA FILING FOR BIOVAIL IN 1997 -

     TORONTO, Canada, April 30, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today confirmed that it has submitted an Abbreviated New Drug Application (ANDA) for its controlled release generic version of Verelan, a calcium channel blocker for the treatment of hypertension. Verelan sales in North America currently approximate $130 million.

     The submission represents the second ANDA filing for Biovail in 1997, following the recent filing of a generic version of Cardizem CD, also a calcium channel blocker used for the treatment of hypertension.

     Eugene Melnyk, Chairman of the Board, commented, "We have begun 1997 on a very positive note with our success in completing studies required for these two filings. Once again, this reaffirms our commitment to growth in the rapidly expanding controlled release market. We now have four ANDAs filed with the FDA and are confident that our product pipeline will afford us the opportunity to bring additional products to market in the coming year."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                      ####


                              {BIOVAIL LETTERFOOT}